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SEC FILE NUMBER
8-67161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Navy Federal Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1007 Electric Avenue
(No. and Street)

Vienna	VA	22180
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Rosson	703-255-8289	timothy_rosson@navyfederal.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhousecoopers, LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/03	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Young, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navy Federal Investment Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI A CARTER
NOTARY PUBLIC
REG. #276539
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2026

Signature: Diane Young

Title:
Chief Operating Officer

Lori A. Carter
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
(Sec I.D. No. 8-67161)

Statement of Financial Condition
December 31, 2022

Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Index
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Executive Committee and the Member of Navy Federal Investment Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Navy Federal Investment Services, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statement

As discussed in Note 1 to the financial statement, the Company has restated its 2022 financial statement to correct misstatements.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pricewaterhouse Coopers LLP

Washington, D.C.
February 24, 2023, except for the effects of the restatement discussed in Note 1 to the financial statement, as to which the date is December 14, 2023

We have served as the Company's auditor since 2006.

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Statement of Financial Condition
As of December 31, 2022

Assets:

Cash and cash equivalents	$13,721,452
Restricted cash	101,196
Accounts receivable	549,897
Prepaid expenses	310,853
Total assets	$14,683,398

Liabilities:

Accrued expenses	$3,480,090
Accounts payable	1,053,746
Other liabilities	808
Total liabilities	$4,534,644

Commitments and contingencies (See Note 5)

Member's Interest:

Member's interest	$30,250,000
Retained deficit	(20,101,246)
Total member's interest	$10,148,754
Total liabilities and member's interest	$14,683,398

The accompanying notes are an integral part of these financial statements.

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Notes to the Financial Statements
For the Year Ended December 31, 2022 (Restated)

Note 1: Organization and Nature of Business

Navy Federal Investment Services, LLC ("NFIS" or "the Company") (formerly Navy Federal Brokerage Services, LLC) is a registered introducing broker-dealer, a Securities Exchange Commission ("SEC") registered investment adviser, and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was formed in the Commonwealth of Virginia on September 6, 2005 as a limited liability company and has a perpetual term unless terminated in accordance with the agreement.

The Company is a wholly owned subsidiary of Navy Federal Financial Group, LLC ("NFFG"), which is a wholly owned subsidiary of Navy Federal Credit Union ("NFCU"). As a limited liability company, the member's liability is limited to amounts reflected in its member account. NFIS provides broker-dealer and investment advisory services primarily to NFCU members. NFCU is a federally chartered credit union domiciled in the Commonwealth of Virginia. NFCU is the sole member of Navy Federal Financial Group, LLC and NFFG is the sole member of Navy Federal Investment Services, LLC. Effective January 1, 2022, Navy Federal Brokerage Services, LLC changed its name to Navy Federal Investment Services, LLC.

The Company clears transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's other business activities are limited to effecting securities transactions via direct business where the funds are payable to the issuer or its agent and not to the Company.

Restatement

In September of 2023, the Company became aware of an error in its net capital calculation wherein the cash amount held with its affiliate Parent (NFCU) included in the net capital calculation represented more than the day-to-day operating balances permitted under SEC Rule 15c3-1 as further described in Note 6. As discussed in Note 2: Summary of Significant Accounting Policies (Restated), Note 5: Related Party Transactions (Restated), and Note 6: Net Capital Requirement (Restated), the Company adjusted its net capital calculation to exclude cash held in excess of day-to-day operating balances as well as to add back discretionary bonus liabilities that management had chosen not to adjust for in its original calculation. Additionally, the Company updated Note 2 and 5 to disclose the cash held with NFCU. There was no impact to the Company's Statement of Financial Condition.

Note 2: Summary of Significant Accounting Policies (Restated)

Basis of Presentation and Use of Estimates
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions as well as short-term investments with stated maturities of three months or less. As of December 31, 2022, NFIS's cash, which is payable on demand, was held at NFCU in the amount of $13,721,452, of which, $13,471,452 exceeded National Credit Union Administration ("NCUA") insurance limits.

Restricted cash
Restricted cash consists of amounts held at the Company's secondary clearing broker as required by the clearing agreement.

The following table reconciles cash, cash equivalents and restricted cash from the Statement of Cash Flows to the amounts reported in the Statement of Financial Condition:

Cash and cash equivalents	$ 13,721,452
Restricted cash	101,196
Total Cash, cash equivalents and restricted cash:	$ 13,822,648

Income Taxes
NFIS is a single member limited liability company and, as such, is not subject to federal and state income tax.

Financial Instruments
The carrying amounts of cash, receivables and payables approximated fair value due to the short-term maturity of the instruments.

Note 3: Employee Retirement Benefit Plans

NFIS participates in NFCU's retirement benefit plans including a defined benefit pension plan, 401(k) defined contribution and 457(b) savings plan.

Note 4: Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of loss to be remote. NFIS maintains errors and omissions insurance as well as a fidelity bond to mitigate losses.

Receivables from clearing firms and other broker-dealers
Receivables include funds due from CUSO Financial Services, L.P. ("CFS"), which represents commissions receivable from Pershing, LLC, the Company's primary clearing broker, less any fees charged for the services they provide. NFIS has a piggyback relationship for clearing and custody with CFS, who bundles trades from other entities and routes them to Pershing for custody and clearing. The Company is subject to credit risk if its clearing broker or CFS are unable to repay the receivable balance reflected in the Statement of Financial Condition. The carrying value of the receivable approximates the fair value as the balance is short term, which is generally considered to be three months or less. The receivable due from CFS as of December 31, 2022, totaled $519,899.   The Company clears its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

As a result of the regulation of broker-dealers, the Company is subject to periodic reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, into industry practices, which can also result in the imposition of sanctions.

As of December 31, 2022, NFIS is not subject to any fines or sanctions.

Note 5: Related Party Transactions (Restated)

The Company has entered into a support services agreement with NFFG, and indirectly, NFCU, for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefits expense, general office expense, and administrative services. These expenses are included within Compensation, commission, and benefits and Office operations within the Company's Statement of Loss. Other costs related to the provision of support services such as finance and accounting support, human resources support, marketing support, IT and risk management support, compliance support, legal support, and general management oversight of the Company are also identified and allocated to the Company. The Company pays a management fee to reimburse NFFG for these services. NFFG, and indirectly, NFCU, also provides services such as the payment of direct expenses which are reimbursed by the Company.

The Company has a payable to parent entities related to the support services agreement of $4,366,922 as of December 31, 2022, which is included in Accrued expenses and Accounts payable on the Statement of Financial Condition, of which, $2,628,350 represents a liability for bonuses payable at management's discretion. In addition, the Company has a receivable from parent entities related to the support services agreement of $29,998 as of December 31, 2022, which is included in Accounts receivable on the Statement of Financial Condition.

The support services agreement is month-to-month with a 30 day right to cancel by either party.

As discussed in Note 2: Summary of Significant Accounting Policies, as of December 31, 2022, the Company held $13,721,452 of cash and cash equivalents with its parent company, NFCU.

Capitalization
In August 2022, NFFG contributed $7,000,000 of capital to NFIS, bringing NFFG's total investment in NFIS to $30,250,000. In exchange for the additional capital contribution, NFFG will own a total of 30,250,000 economic units and 30,250,000 participation units, which represents 100% economic interest in the Company.

Note 6: Net Capital Requirement (Restated)

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. As of December 31, 2022, as restated, the Company had net capital of $492,258, which was $365,172 in excess of its required net capital of $127,086. As of December 31, 2022, the Company's aggregate indebtedness to net capital ratio was 3.87 to 1.00.

The table below presents amounts from Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as originally filed, adjustments made, and restated amounts:

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As Previously Reported	Adjustments	As Restated
Total capital and allowable liabilities	$ 10,148,754	$ 2,628,350 [1]	$ 12,777,104
Total non-allowable assets	459,083	11,825,763 [2]	12,284,846
Total Net Capital	$ 9,689,671		$ 492,258
Net Capital Requirement	302,310	(175,224) [3]	127,086
Excess Net Capital	$ 9,387,361		$ 365,172

1. The $2.6 million adjustment to Total capital and allowable liabilities relates to the discretionary liability add back discussed in Note 1.

2. The $11.8 million adjustment to Total non-allowable assets relates to the non-allowable portion of cash held with NFCU discussed in Note 1.

3. The Company's net capital requirement has been adjusted to reflect the exclusion of the discretionary bonuses from Aggregate Indebtedness.

Note 7: Rule 15c3-3 Exemption

The Company is exempt from provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer. The Company does not hold any customer funds and/or securities and promptly transmits customer funds and/or securities to the clearing broker-dealer.

The Company's other business activities are contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

Operating under such exemption, the Company is not required to provide reserve requirements nor is required to adhere to control requirements for brokers or dealers under Rule 15c3-3.

Note 9: Subsequent Events

The Company has evaluated subsequent events through February 24, 2023, the date these financial statements were issued and concluded that no subsequent events existed that are material and would require disclosure in this report.